UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year ended December 31, 2008

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

COMMISSION FILE NUMBER 1-10857

THE WARNACO GROUP, INC. EMPLOYEE SAVINGS PLAN
470 Wheelers Farms Road
Milford, CT 06461
(Full name and address of plan)

THE WARNACO GROUP, INC.
501 Seventh Avenue
New York, New York 10018
(Name of issuer of securities held pursuant to the plan and the address of its principal executive offices)

Copies of all communication to:
The Warnaco Group, Inc.
Attention: Senior Vice President and General Counsel
501 Seventh Avenue 11th Floor
New York, New York 10018

INTRODUCTION

          The Warnaco Group, Inc., a Delaware corporation, has established The Warnaco Group, Inc. Employee Savings Plan (the “Plan”). The Plan is intended to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended.

REQUIRED INFORMATION

FINANCIAL STATEMENTS AND EXHIBITS

(a)	Financial Statements: These documents are listed in the Index to Financial Statements.

(b)	Exhibits:

Consent of Independent Registered Public Accounting Firm

THE WARNACO GROUP, INC. EMPLOYEE SAVINGS PLAN

INDEX TO FINANCIAL STATEMENTS

PAGE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F-1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2008 and 2007	F-2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2008	F-3

Notes to Financial Statements as of December 31, 2008 and 2007 and for the Year Ended December 31, 2008	F4 - F14

SUPPLEMENTAL SCHEDULE:

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2008	F-15

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

SIGNATURE	F-16

INDEX TO EXHIBIT	F-17

EXHIBIT 23.1 Consent of Independent Registered Public Accounting Firm	S-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
The Warnaco Group, Inc. Employee Savings Plan
New York, New York

We have audited the accompanying statements of net assets available for benefits of The Warnaco Group, Inc. Employee Savings Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audits of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

New York, New York
June 29, 2009

THE WARNACO GROUP, INC. EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2008 AND 2007
(Dollars in thousands)

	2008	2007

ASSETS:
Investments - at fair value:
Participant-directed investments	$47,940	$60,915
Participant loans	851	794

Total investments	48,791	61,709

Receivables:
Employer contributions	1,947	1,880
Participant contributions	176	172
Accrued investment income	28	27

Total receivables	2,151	2,079

Total assets	50,942	63,788

LIABILITIES:
Accrued administrative expenses	19	19

Total liabilities	19	19

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	50,923	63,769

ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	1,641	204

NET ASSETS AVAILABLE FOR BENEFITS	$52,564	$63,973

See Notes to Financial Statements.

THE WARNACO GROUP, INC. EMPLOYEE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2008
(Dollars in thousands)

ADDITIONS:
Contributions:
Participant contributions	$5,718
Rollover contributions	840
Employer contributions	4,121

Total contributions	10,679

Investment income (loss):
Net depreciation in fair value of investments	(15,727)
Dividends	1,691
Interest	59

Net investment loss	(13,977)

DEDUCTIONS:
Benefit payments to participants	8,057
Administrative expenses	54

Total deductions	8,111

DECREASE IN NET ASSETS	(11,409)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	63,973

End of year	$52,564

See Notes to Financial Statements.

THE WARNACO GROUP, INC. EMPLOYEE SAVINGS PLAN NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008 AND 2007 AND FOR THE YEAR ENDED DECEMBER 31, 2008

1. DESCRIPTION OF THE PLAN

The Warnaco Group, Inc. Employee Savings Plan (the “Plan”) is sponsored by The Warnaco Group, Inc. (the “Company” or the “Sponsor”). The Plan Year covers the period from January 1 to December 31.

The following description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General - The Plan is a defined contribution plan, which covers all domestic non-union employees and certain collectively-bargained employees of the Company who have attained age 21 and have completed either one year of service with a credit of 1,000 hours of service during the year or a period of service of three months, or for Plan Years beginning on or after January 1, 2007, attained age 21 and been employed by the Company for 30 days, in each case, as provided in the Plan document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

The Administrative Committee, which is appointed by the Board of Directors of the Company, serves without compensation, is responsible for the general administration of the Plan and makes the final determination as to all questions arising in connection with the interpretation, application and administration of the Plan. Merrill Lynch Trust Company, FSB (“Merrill Lynch”) serves as trustee and administrative service provider to the Plan. Merrill Lynch also serves as an investment manager.

Contributions - The Plan, as amended, provides that new participants, who are eligible, are automatically enrolled in the Plan and have 3% contributed from their eligible compensation (as defined in the Plan document, as amended), unless they make an election otherwise during the first 30 days of eligibility to either elect out of the Plan or elect to contribute a different amount in 1% increments. Participants may elect to contribute a portion (after-tax or pre-tax in whole percentages from 1% to 30%) of their eligible compensation to the Plan. Highly compensated employees, as defined by ERISA, are limited to 7% pre-tax and 1% after-tax contributions. The Company matches contributions to the Plan equal to 65% of a participant’s contributions up to the first 3% of eligible compensation and 35% of a participant’s contributions up to the next 3% of eligible compensation. Section 401(k) of the Internal Revenue Code (the “Code”) and the Plan limit the amount certain highly compensated individuals may contribute, based on amounts contributed by lower compensated individuals. All employees were limited to a maximum contribution of $15,500 in 2008 by Code Section 402(g). Participants age 50 or older were eligible to make an additional annual “catch-up” contribution of up to $5,000 pre-tax if they met legal and/or plan limits for the year. If any participant’s compensation deferrals for a year exceed the maximum allowable for that year, the excess amount may be returned to the participant as taxable compensation. The Plan also allows participants to rollover contributions from other qualified plans into the Plan.

Beginning in 2005, the Plan was amended to add a profit sharing feature. Employees who are eligible for the Plan (whether or not they actually contribute) and who are employed by the Company on the last business day of the calendar year, are eligible for any profit sharing contribution. In addition, employees who terminate service during the year due to death, total and permanent disability and retirement at 65 or older, are also eligible for the profit sharing contribution. Pursuant to the profit sharing feature, the Company will make annual contributions in an amount to be determined each year at the Company’s discretion. As of December 31, 2008 and 2007, the Plan had an employer receivable from the Company of $1,875,000 and $1,814,000, respectively, related to such profit sharing feature and $72,000 and $66,000, respectively, related to the Company match.

Participant Accounts – Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions (may include both before-tax and after-tax contributions), the Company’s matching contribution, allocations of the Company’s discretionary contributions, Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on

THE WARNACO GROUP, INC. EMPLOYEE SAVINGS PLAN NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008 AND 2007 AND FOR THE YEAR ENDED DECEMBER 31, 2008

participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments - Participants may direct the investment of their contributions into various investment options offered by the Plan. The Plan offers common collective trusts, investment contracts, mutual funds and The Warnaco Group, Inc. Common Stock (“Warnaco Common Stock”) as investment options to participants (see Note 4 – Investments). Participants may allocate investment balances to the investment options in any combination as long as each investment is made in even multiples of 1% of the participant’s fund balance. Participants should refer to the applicable fund’s prospectus or the Plan document for a complete description of each investment option. Participants that do not make an investment election will have all contributions to their account allocated to a predetermined combination of fund investments.

Vesting - Participants are vested immediately in their contributions, plus actual earnings thereon. Participants vest ratably in their share of Company matching and profit sharing contributions and in earnings thereon over a four-year period. Amounts in the Company matching and profit sharing account of an active participant who attains age 65, dies or suffers a total and permanent disability will be fully vested.

Retirement Age - Normal retirement age is 65.

Participant Loans - The Plan allows eligible participants to borrow a minimum of $1,000 and a maximum equal to the lesser of $50,000 or 50% of their account balance. The $50,000 limit is reduced by the participant’s highest loan balance in the last 12 months. General purpose loans must be repaid over a term of no more than five years and loans for the purchase of a primary residence must be repaid over a term of no longer than 15 years. Loans are secured by the balance in the participant’s account and bear interest at the prime rate plus 1%, as determined on a uniform basis by the Administrative Committee. Interest rates ranged between 6.00% and 8.25% for loans established during the Plan year ended December 31, 2008. As of December 31, 2008, for all loans outstanding, the interest rates ranged from 6.00% to 9.25%. Principal and interest are paid ratably through weekly, semi-monthly or monthly payroll deductions.

Payment of Benefits - Upon termination of service, death, total and permanent disability or retirement, vested benefits due to the participants or their beneficiaries will be paid in a lump sum, installments or as an annuity. The Plan also allows for hardship and in-service withdrawals under certain circumstances.

Forfeited Accounts - As provided in the Plan, forfeitures by participants of Company contributions and earnings thereon during any calendar month are maintained in the Plan’s forfeiture account. Amounts maintained in the forfeiture account are used to pay Plan expenses and may be used to reduce future Company contributions to the Plan. During the year ended December 31, 2008, forfeited nonvested accounts of approximately $54,000 were used to pay administrative expenses. The balance in the forfeiture account as of December 31, 2008 and 2007 was approximately $426,000 and $220,000, respectively.

Voluntary Correction Program – During 2007, the Sponsor identified certain changes to the operation and administration of the Plan that had been made prior to January 1, 2007 but for which the Plan had not been amended. As of December 31, 2008, the Sponsor was continuing the process of preparing a Voluntary Correction Program Submission (the “Submission”) with the Internal Revenue Service, which details these failures and proposes to amend the Plan to bring it into compliance with its administrative practices. The Sponsor expects to file the Submission in the third quarter of 2009.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

THE WARNACO GROUP, INC. EMPLOYEE SAVINGS PLAN NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008 AND 2007 AND FOR THE YEAR ENDED DECEMBER 31, 2008

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties - The Plan provides for various investment options including common collective trusts, investment contracts, mutual funds and Warnaco Common Stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the financial statements. (See Note 4 – Investments).

Investment Valuation and Income Recognition – The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Company’s common stock is valued at the closing price reported on the New York Stock Exchange on the last business day of the Plan year. Amounts for investments in common collective trusts are stated at fair value and then adjusted to contract value as described below. Fair value of the trust is the net asset value of its underlying investments, and contract value is principal plus accrued interest. Investments in common collective trusts that do not invest in guaranteed investment contracts are valued at the net asset value of the shares held by the Plan at year-end, which is based on the fair value of the underlying assets. The Plan also has an investment in an investment contract with an insurance company which is more fully described below. Participant loans are valued at the outstanding loan balances, which approximates fair value.

In accordance with the Financial Accounting Standards Board (FASB) Staff Position, AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, the statements of net assets available for benefits present an investment contract at fair value, as well as an additional line item showing an adjustment of the fully benefit-responsive contract from fair value to contract value. An adjustment from fair value to contract value for the common collective trust described above has been made on the Statements of Net Assets Available for Benefits. The adjustments from fair market value to contract value as of December 31, 2008 and 2007 for this common collective trust were increases of approximately $1,548,000 and $96,000, respectively. The statement of changes in net assets available for benefits is presented on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Valuation of Investment Contracts — The Plan’s investment contract with MetLife Insurance Company is valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations. The adjustments from fair market value to contract value were an increase of approximately $93,000 and $108,000 at December 31, 2008 and 2007, respectively (see Note 5 – Investment Contract with Insurance Company).

Administrative Expenses- Expenses of the Plan are paid by either the Plan or the Plan’s Sponsor, as provided in the Savings Plan document. These expenses include recordkeeping services provided by the trustee, which are allocated to each participant’s account and professional services which are paid out of the forfeiture account (see Note 1 – Description of the Plan). Accrued administrative expenses are shown as a separate line item in the

THE WARNACO GROUP, INC. EMPLOYEE SAVINGS PLAN NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008 AND 2007 AND FOR THE YEAR ENDED DECEMBER 31, 2008

Statements of Net Assets Available for Benefits at December 31, 2008 and 2007 and administrative expenses for the year ended December 31, 2008 is shown as a separate line item in the Statement of Changes in Net Assets Available For Benefits.

Payment of Benefits – Benefits payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan, but have not been paid were $15,000 at December 31, 2007. There were no amounts allocated to accounts of persons who had elected to withdraw from the Plan in 2008.

New Accounting Pronouncements –The financial statements reflect the prospective adoption of FASB Statement No. 157, Fair Value Measurements, as of the beginning of the year ended December 31, 2008 (see Note 3 – Fair Value Investments). FASB Statement 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and establishes a single authoritative definition of fair value, sets a framework for measuring fair value, and requires additional disclosures about fair value measurements. The effect of the adoption of FASB Statement 157 had no impact on the statements of net assets available for benefits and statement of changes in net assets available for benefits.

THE WARNACO GROUP, INC. EMPLOYEE SAVINGS PLAN NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008 AND 2007 AND FOR THE YEAR ENDED DECEMBER 31, 2008

3. FAIR VALUE MEASUREMENTS

In accordance with FASB Statement 157, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following table sets forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2008.

	Fair Value Measurements at December 31, 2008, using ( Dollars in thousands)

	Quoted Prices in Active Markets for Identical Assets ( Level 1)	Significant Other Observable Inputs ( Level 2)	Significant Observable Inputs ( Level 3)	Total

Common Stock	$397	$—	$—	$397
Mutual Funds	24,993			24,993
Participant loans			851	851
Guaranteed Investment Contracts			5,484	5,484
Common Collective Trusts		17,061		17,061
Cash and Distribution Account	5			5

Total	$25,395	$17,061	$6,335	$48,791

THE WARNACO GROUP, INC. EMPLOYEE SAVINGS PLAN NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008 AND 2007 AND FOR THE YEAR ENDED DECEMBER 31, 2008

The following table presents a reconciliation of the beginning and ending balances of the fair value measurements using significant unobservable inputs
(Level 3):

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)

	Guaranteed Investment Contract	Participant Loans	Total

Beginning balance - January 1, 2008	$5,831	$794	$6,625
Total gains unrealized
Included in changes in net assets	15	—	15
Interest Earned	238	—	238
Transfers in and / or out of Level 3	(600)	57	(543)

Ending balance - December 31, 2008	$5,484	$851	$6,335

The amount of total gains or losses for the period included in changes in net assets attributable to the change in unrealized gains or losses relating to assets still held at the reporting date.	$15	$—	$15

THE WARNACO GROUP, INC. EMPLOYEE SAVINGS PLAN NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008 AND 2007 AND FOR THE YEAR ENDED DECEMBER 31, 2008

4. INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2008 and 2007 are as follows:

	December 31,
	2008	2007

	(Dollars in thousands)
Guaranteed Investment Contract:
MetLife Inc. Investment Contract - GR-80511 5,576,960 and 4,164,728 shares, respectively (1)	$5,484	$4,089
Common Collective Trusts:
Merrill Lynch Equity Index Trust 105,234 and 101,099 shares, respectively	7,475	11,434
Merrill Lynch Retirement Preservation Trust 11,133,556 and 10,809,579 shares, respectively (2)	9,586	10,713
Mutual Funds:
BlackRock Fundamental Growth 308,794 and 325,074 shares, respectively	4,515	7,789
BlackRock Global Allocation Fund 450,791 and 486,881 shares, respectively	6,771	9,661
Eaton Vance Large Cap Value Fund 190,023 and 143,178 shares, respectively	2,763	3,224
PIMCO Total Return Fund CL A 275,455 and 0 shares, respectively (3)	2,793	0

(1)	Contract value of such investment was $5,577 and $4,165 at December 31, 2008 and 2007, respectively.

(2)	Contract value of such investment was $11,134 and $10,810 at December 31, 2008 and 2007, respectively.

(3)	Investment not owned at December 31, 2007

THE WARNACO GROUP, INC. EMPLOYEE SAVINGS PLAN NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008 AND 2007 AND FOR THE YEAR ENDED DECEMBER 31, 2008

During the year ended December 31, 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

2008

(Dollars in thousands)
Net depreciation in fair value of investments:
Common Collective Trusts	$4,466
The Warnaco Group, Inc. common stock	175
Mutual funds:
American Europacific GR FD R3	1,025
Blackrock Fundamental Growth I	2,855
Blackrock Small Cap GR	322
Blackrock Global Allocation Fund	2,177
Columbia Small Cap Value II A	606
Eaton Vance Large Cap Value Fund	1,412
Federated Government Income	1
Hotchkis & Wiley Small Cap Val A	28
Jennison Mid l Cap Growth Fund	31
Nuveen Tradewinds Intl Value Fund	731
Oppenheimer Small & Mid Cap Fund	1,029
PIMCO Total Return Fund CL A	150
Victory Special Value Fund CL A	719

Net depreciation in fair value of investments	$15,727

5. INVESTMENT CONTRACT WITH INSURANCE COMPANY

The Plan has a fully benefit-responsive guaranteed investment contract (GIC) with MetLife Insurance Company (“MetLife”). MetLife maintains the contributions in a general account, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The GIC is included in the financial statements at fair value and then adjusted to contract value as reported to the Plan by MetLife. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Limitations on the Ability of the GIC to Transact at Contract Value:

Certain events limit the ability of the Plan to transact at contract value with MetLife. Such events include (1) premature termination of the contracts by the Plan; (2) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan); (3) plant closings and layoffs; (4) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan; (5) early retirement incentives or (6) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. Plan management believes that the occurrence of any such value event that would cause the Plan to transact at less than contract value is not probable. MetLife may not terminate the contract at any amount less than contract value.

THE WARNACO GROUP, INC. EMPLOYEE SAVINGS PLAN NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008 AND 2007 AND FOR THE YEAR ENDED DECEMBER 31, 2008

Average Yields

MetLife is contractually obligated to pay the principal and specified interest rate that is guaranteed to the Plan. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 0%. Such interest rates are reviewed on an annual basis for resetting. The crediting interest rate was 4.25% at both December 31, 2008 and 2007. The crediting interest rate for 2009 is 4.25%.

	2008	2007

Average yields:
Based on annualized earnings (1)	4.43%	4.73%
Based on interest rate credited to participants (2)	4.35%	4.57%

(1)	Computed by dividing the annual actual aggregrate earnings of the contract by the fair value of the outstanding investments on the last day of the Plan Year.

(2)	Computed by dividing the annual actual earnings credited to particpants by the fair value of the outstanding investments on the last day of the Plan Year.

The Plan considers the credit and other risks associated with the MetLife investment contract to be minimal, and therefore have not provided any reserves against contract value. The MetLife contract matures December 31, 2025.

Effective January 1, 2004, the MetLife investment contract no longer accepts new contributions from participants. Contributions that were already invested in the MetLife investment contract prior to January 1, 2004 will remain in the fund until the earlier of: a) the date a participant elects to transfer their contribution to another fund; b) the date the Plan no longer permits contributions to remain in the fund; or c) the date the participant withdraws their contribution from the Plan.

6. COMMON COLLECTIVE TRUSTS

The Merrill Lynch Retirement Preservation Trust is the only common collective trust of the Plan that consists of funds that invest primarily in fully benefit-responsive traditional guaranteed investment contracts (“GIC’s”) and synthetic GIC’s. The Merrill Lynch Retirement Preservation Trust investments in GIC’s are all with AAA-rated insurance companies, banks and trust companies. Synthetic GIC’s are contracts consisting of a combination of a portfolio of securities plus a wrapper contract issued by a financially-responsible third party (usually, a financial institution). In a synthetic GIC, the underlying investments are owned by the fund.

Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that impact its ability to transact at contract value, as described in the following paragraphs. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.

Limitations on the Ability of the Fund to Transact at Contract Value:

The existence of certain conditions can limit the trust’s ability to transact at contract value with the issuers of its investment contracts including, but not limited to: partial or complete legal termination of the Trust or a unit

THE WARNACO GROUP, INC. EMPLOYEE SAVINGS PLAN NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008 AND 2007 AND FOR THE YEAR ENDED DECEMBER 31, 2008

holder, tax disqualification, withdrawal of a plan sponsor, and certain Trust amendments if issuers’ consent is not obtained.

7. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Merrill Lynch, the trustee as defined by the Plan, manages the assets of the Plan and therefore investments in mutual funds and other investments managed by Merrill Lynch qualify as exempt party-in-interest transactions. The Plan incurred fees for Merrill Lynch recordkeeping services of approximately $39,000 which were paid or payable to the trustee for the year ended December 31, 2008. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

As of December 31, 2008 and 2007, the Plan held 20,229 shares and 18,799 shares, respectively, of common stock of the Company, the sponsoring employer, with a fair value of approximately $397,000 and $654,000, respectively.

Certain officers and employees of the Company (who may also be participants in the Plan) perform certain administrative, record keeping, accounting and financial reporting services on behalf of the Plan. The Company pays these individuals’ salaries and also pays certain other administrative expenses on behalf of the Plan. The Plan sponsor believes that these transactions are not deemed prohibited party-in-interest transactions because they are covered by statutory and administrative exemptions from the Code and ERISA’s Rules on Prohibited Transactions.

8. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time subject to the provisions of ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

9. FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated November 12, 2003 that the Plan and related trust are designed in accordance with applicable sections of the Code. The Plan has been amended since receiving the determination letter; however, the Plan administrator and the Plan’s tax counsel believe the Plan is currently designed and operated in compliance with the applicable requirements of the Code and the Plan and related trust continue to be tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

THE WARNACO GROUP, INC. EMPLOYEE SAVINGS PLAN NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008 AND 2007 AND FOR THE YEAR ENDED DECEMBER 31, 2008

10. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2008 and 2007 to Form 5500 (in thousands):

	2008	2007

Net assets available for benefits per the financial statements	$52,564	$63,973
Adjustment from contract value to fair value for common collective trusts	(1,548)	(96)
Amounts allocated to withdrawing participants	—	(15)

Net assets available for benefits per the Form 5500	$51,016	$63,862

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2008 to Form 5500 (in thousands):

Benefits paid to participants per the financial statements	$8,057
Add: Amounts allocated to withdrawing participants at December 31, 2008	—
Less: Amounts allocated to withdrawing participants at December 31, 2007	(15)

Benefits paid to participants per Form 5500	$8,042

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

The following is a reconciliation of the decrease in net assets per the financial statements for the year ended December 31, 2008 to Form 5500 (in thousands):

Decrease in net assets per the financial statements	$(11,409)
Plus: Adjustment to benefits paid to participants	15
Plus: Adjustment from contract value to fair value for common collective trusts 2007	96
Less: Adjustment from contract value to fair value for common collective trusts 2008	(1,548)

Decrease in net assets per Form 5500	$(12,846)

* * * * * * *

THE WARNACO GROUP, INC. EMPLOYEE SAVINGS PLAN	EIN: 95-4032739
PN: 020

FORM 5500 SCHEDULE H, Part IV, Line 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2008

(a)	(b)	(c)	(d)		(e)
	Identity of Issue	Description of Investment	Cost	Shares	Current Value

	MetLife, Inc. Investment Contract	Guaranteed Investment Contract No.
		GR-80511 - 4.25% Matures 12/31/2025	**	5,576,960	$5,483,793
*	Merrill Lynch Equity Index Trust	Common Collective Trust	**	105,234	7,474,744
*	Merrill Lynch Retirement Preservation Trust	Common Collective Trust	**	11,133,556	9,585,915
*	Merrill Lynch Government Fund	Mutual Funds	**	136,212	136,212
	American Europacific GR FD R3	Mutual Funds	**	60,214	1,659,485
*	BlackRock Fundamental Growth	Mutual Funds	**	308,794	4,514,566
*	BlackRock Global Allocation Fund	Mutual Funds	**	450,791	6,770,880
*	BlackRock Small CP Gr A	Mutual Funds	**	30,179	402,890
	Federated Government Income	Mutual Funds	**	99,500	883,564
	Eaton Vance Large Cap Value Fund A	Mutual Funds	**	190,023	2,762,937
	Jennison Mid Cap Growth Fund	Mutual Funds	**	2,687	43,722
	Columbia Small Cap Value II A	Mutual Funds	**	175,271	1,540,629
	Nuveen Tradewinds Intl Value Fund	Mutual Funds	**	69,930	1,357,344
	Oppenheimer Small & Mid Cap Fund	Mutual Funds	**	47,030	864,409
	PIMCO Total Return Fund CL A	Mutual Funds	**	275,455	2,793,112
	Victory Special Value Fund CL A	Mutual Funds	**	123,259	1,263,404
*	The Warnaco Group, Inc. Common Stock	Common Stock	**	20,229	397,095
*	Various Participants	Participant loans with interest rates ranging	**
		from 6.00% to 9.25%, maturing between
		2009 and 2023.			850,508
*	Merrill Lynch Cash and Distribution Account	Money Market Fund	**		5,318

					$48,790,527

*	Party-in-interest

**	Cost information is not required for participant directed investments and is therefore not included

SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, The Warnaco Group, Inc., as Savings Plan administrator, has duly caused this Annual Report on Form 11-K for the period ended December 31, 2008 to be signed on its behalf by the undersigned thereunto duly authorized.

THE WARNACO GROUP, INC. EMPLOYEE SAVINGS PLAN

Date: June 29, 2009	By:	/s/ Lawrence R. Rutkowski

Lawrence R. Rutkowski
Executive Vice President and
Chief Financial Officer of
The Warnaco Group, Inc.

INDEX TO EXHIBIT

Exhibit
Number	Description

23.1	Consent of Independent Registered Public Accounting Firm